UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the
Securities Exchange Act of 1934

November 9, 2023

Commission File Number: 001-32482

WHEATON PRECIOUS METALS CORP.
(Exact name of registrant as specified in its charter)

Suite 3500, 1021 West Hastings Street
Vancouver, British Columbia
V6E 0C3
(604) 684-9648
(Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F                 Form 40-F    ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This report on Form 6-K shall be incorporated by reference into the registrant’s Registration Statement on Form S-8 (File No. 333-128128), on Form F-10 (File No. 333-271239) and on Form F-3D (File No. 333-194702) under the Securities Act of 1933, as amended.

DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WHEATON PRECIOUS METALS CORP.
November 9, 2023	By:	/s/ Curt Bernardi
		Name:	Curt Bernardi
		Title:	Senior Vice President, Legal
and Corporate Secretary

EXHIBIT INDEX

99.1	News Release dated November 9, 2023
99.2	Management’s Discussion and Analysis for the period ended September 30, 2023
99.3	Unaudited Interim Consolidated Financial Statements for the period ended September 30, 2023
99.4	Certification of the Chief Executive Officer pursuant to Form 52-109F2
99.5	Certification of the Chief Financial Officer pursuant to Form 52-109F2
99.6	Consent of W. Carson
99.7	Consent of N. Burns
99.8	Consent of R. Ulansky